

November 1, 2011

Via E-mail
Mr. Clifford Bown
Chief Financial Officer
Vasco Data Security International, Inc.
1901 South Meyers Road, Suite 210
Oakbrook, IL 60181

> **Re:** **Vasco Data Security International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 5, 2011**
> **File No. 000-24389**

Dear Mr. Bown:

We have reviewed your letter dated October 13, 2011 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 28, 2011.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Income Taxes, page 43

1. In your response to prior comment 2 you indicate that the geographic mix of earnings from your foreign subsidiaries depends on the level of your service provider subsidiaries' pretax income, which is recorded as expense in the two entities that own the intellectual property. Please provide a list of your foreign subsidiaries and service provider subsidiaries and clarify for us whether the two differ. Also explain further the

relationship between the service provider subsidiaries and the two entities that own your intellectual property as it is unclear why the service provider subsidiaries' pretax income would be recorded as expense by the U.S. and Swiss entities. In addition, explain further the various factors noted in your response that may impact the level of pre-tax income in your service provider subsidiaries. In this regard, describe how the staff, programs and services offered by the various subsidiaries impacts the pre-tax income for your service provider subsidiaries; tell us how often management makes changes to these programs; and how such changes impact your effective tax rates. Lastly, you state that you will provide a commentary in the general section of MD&A with an overview of the tax structure and how various elements can impact the effective rate. Please provide us with a draft of your proposed disclosure.

Liquidity and Capital Resources, page 44

2.   We note that you confirm in your response to prior comment 4 that you will disclose the amount of cash and cash equivalents held in non-U.S. commercial banks and include a discussion regarding that fact that additional taxes may be assessed in the event of the repatriation of foreign earnings. Please confirm that you will include such disclosures in your September 30, 2011 Form 10-Q.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Notes to Consolidated Financial Statements

Note 1 - Summary of Significant Accounting Policies

Revenue Recognition, page 8

3.   We note your response to our prior comment 5. Based on the additional information provided in your response, it remains unclear how you establish fair value for the units of accounting in your multiple element arrangements. You state the hardware and host system software have no value on a standalone basis and effectively you do not sell them separately. If this is true, it seems the hardware and host system software would be considered one unit of accounting. Therefore it is unclear why you determine the estimated selling price for the hardware and the software separately to account for these transactions. Please further clarify what your units of accounting are in these arrangements and how fair value is established for each.

You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief